Exhibit 12.1 9/17/2010

ALABAMA POWER COMPANY Computation of ratio of earnings to fixed charges for the five years ended December 31, 2009 and the year to date June 30, 2010

					Six
					Months
					Ended
Year ended December 31,					June 30,
2005	2006	2007	2008	2009	2010
-------------------------------------------------Thousands of Dollars------------------------------------------

EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings before income taxes	$819,516	$875,256	$969,492	$1,026,387	$1,095,813	$655,016
Interest expense, net of amounts capitalized	215,431	254,229	275,814	280,920	300,365	151,647
Distributions on mandatorily redeemable preferred securities	0	0	0	0	0	0
AFUDC - Debt funds	8,173	7,939	17,991	20,252	33,183	7,951
Earnings as defined	$1,043,120	$1,137,424	$1,263,297	$1,327,559	$1,429,361	$814,614

FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt	$186,541	$231,061	$250,511	$264,620	$288,723	$144,489
Interest on affiliated loans	16,563	16,764	15,369	11,619	10,343	3,523
Interest on interim obligations	1,063	1,873	1,915	1,070	69	11
Amort of debt disc, premium and expense, net	14,559	12,986	14,542	11,776	11,138	5,363
Other interest charges	4,878	(516)	11,468	12,087	23,275	6,212
Distributions on mandatorily redeemable preferred securities	0	0	0	0	0	0
Fixed charges as defined	$223,604	$262,168	$293,805	$301,172	$333,548	$159,598

RATIO OF EARNINGS TO FIXED CHARGES	4.67	4.34	4.30	4.41	4.29	5.10